EXHIBIT 99.1

Tekmira Provides Periodic Update to Litigation

Financial Guidance Updated: Cash Runway Further Extended to End of 2012

VANCOUVER, British Columbia, Oct. 20, 2011 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today provided a periodic update on its ongoing litigation against Alnylam Pharmaceuticals, Inc. ("Alnylam") and AlCana Technologies, Inc. ("AlCana"), as well as an update to its financial guidance.

"We are today reporting progress in our litigation against Alnylam and AlCana to recover our technology and retain its full value. We have taken the appropriate steps to ensure that Tekmira can pursue this lawsuit to completion without interruption to our core business activities," said Dr. Mark J. Murray, Tekmira's President and CEO.

The lawsuit, filed in the Business Litigation Session (BLS) of the Massachusetts Superior Court, alleges Alnylam and AlCana misappropriated Tekmira's confidential information and trade secrets related to its proprietary lipid nanoparticle delivery technology, resulting in damage to Tekmira's intellectual property and business interests. Key developments include:

  Tekmira initiated litigation against Alnylam on March 16, 2011 and, on June 3, 2011, filed an Amended Complaint, which also added AlCana as a defendant. Alnylam and AlCana have both filed answers and counterclaims to Tekmira's amended complaint.

  In May 2011, the BLS Court put in place an order to protect the parties' confidential information during the litigation and ruled that the confidential documents or information produced in this Tekmira-Alnylam litigation could not be used in the patent interference proceeding currently ongoing between Tekmira and Alnylam.

The United States Patent and Trademark Office has declared a patent interference (No. 105,792) to determine priority to subject matter of Alnylam's U.S. Patent No. 7,718,629 in light of Tekmira's U.S. Patent Application 11/807,872 claiming the EG5 siRNA sequence used in Alnylam's ALN-VSP product. Tekmira believes certain claims in Alnylam's '629 patent are invalid and that Tekmira filed on the claimed sequence prior to Alnylam.

  In September 2011, the BLS Court dismissed Alnylam's counterclaim of defamation against Tekmira. Alnylam accused Tekmira of defamation for public statements made upon the filing of the lawsuit in March 2011. The BLS Court ruled that the law permitted Tekmira to communicate with its shareholders as it did upon the filing of the lawsuit. According to Massachusetts law, Tekmira is entitled to an award of reasonable attorney's fees and costs.

  Discovery is currently underway, and Tekmira has requested that a trial date be set for the fall of 2012.

Based on continued strong revenue from its collaboration partners as well as prudent management of its expenses, Tekmira now believes that its current funds on hand plus expected revenue will extend its cash runway to the end of 2012. This projection includes continued investment in the advancement of Tekmira's product candidates and its lipid nanoparticle technology as well as the conclusion of the ongoing Alnylam / AlCana litigation.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. LNP technology is the most widely used siRNA delivery approach for systemic administration. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the nature, prospects and anticipated timing to resolve the complaint filed by Tekmira against Alnylam and AlCana; the nature, scope and quantum of damages sought by Tekmira from Alnylam and AlCana; measures taken to ensure that Tekmira can pursue the litigation with Alnylam and AlCana without interruption to Tekmira's core business activities; the timing of discovery completion and the trial date; estimates and scope of Tekmira's financial guidance and expected cash runway in light of the litigation with Alnylam and AlCana; and estimates of the length of time Tekmira's business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the nature and prospects of the litigation with Alnylam and AlCana; based on the conduct of Alnylam and AlCana, the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and AlCana and the effects of such on Tekmira's financial position and execution of Tekmira's business strategy; the effect of Alnylam's and AlCana's answers and counterclaims on Tekmira's litigation position; and the sufficiency of budgeted capital expenditures in carrying out planned activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcome of the litigation with Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam and AlCana in their counterclaims; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam or AlCana in the quantum anticipated by Tekmira, or at all; Tekmira's current funds on hand plus expected revenue may not extend its cash runway to the period currently estimated, or beyond the near term needs of Tekmira; Tekmira may not have the resources to continue its litigation with Alnylam and AlCana; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; discovery completion and/or the trial date may not occur by the dates currently estimated; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-669-7906
         Email: dryan@longviewcomms.ca